                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       ACCEPTANCE INSURANCE COMPANIES INC.
                                (Name of Issuer)


                          Common Stock, $0.40 par value
                         (Title of Class of Securities)


                                   68417-60-0
                                 (CUSIP Number)


                                Richard L. Jarvis
                         1125 S. 103rd Street, Suite 450
                                 Omaha, NE 68124
                                 (402) 393-1300

                                 with a copy to:

                                 Michael M. Hupp
                         1125 S. 103rd Street, Suite 800
                                 Omaha, NE 68124
                                 (402) 390-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 18, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 68417-60-0
-------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         McCarthy Group, Inc.
         I.R.S. Identification No. 47-0697955

------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of A Group(1)     (a)   [X]
                                                                 (b)   [ ]
------------------------------------------------------------------------------

3.       SEC Use Only
------------------------------------------------------------------------------

4.       Source of Funds                    OO
------------------------------------------------------------------------------

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e)        [  ]
------------------------------------------------------------------------------

6.       Citizenship Or Place of Organization
         Nebraska
------------------------------------------------------------------------------

                           7.       Sole Voting Power
Number Of                           742,628
Shares                              ------------------------------------------
Beneficially               8.       Shared Voting Power
Owned By                            83,582(2)
Each Reporting                      ------------------------------------------
Person With                9.       Sole Dispositive Power
                                    742,628(2)
                                    ------------------------------------------
                          10.       Shared Dispositive Power
                                    83,582(2)
                                    ------------------------------------------

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         826,210
------------------------------------------------------------------------------

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares  [ ]
------------------------------------------------------------------------------

13.      Percent of Class Represented By Amount In Row (11)
         5.8%
------------------------------------------------------------------------------

14.      Type Of Reporting Person(1)
         Corporation - CO
------------------------------------------------------------------------------

CUSIP NO. 68417-60-0
------------------------------------------------------------------------------


1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Michael R. McCarthy

------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of A Group(1)     (a)     [X]
                                                                 (b)     [ ]
------------------------------------------------------------------------------


3.       SEC Use Only
------------------------------------------------------------------------------


4.       Source of Funds*      OO
------------------------------------------------------------------------------


5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e)    [  ]
------------------------------------------------------------------------------

6.       Citizenship Or Place of Organization
         Nebraska
------------------------------------------------------------------------------

                           7.       Sole Voting Power
Number Of                           9,000(2)
Shares                              ------------------------------------------
Beneficially               8.       Shared Voting Power
Owned By                            0
Each Reporting                      ------------------------------------------
Person With                9.       Sole Dispositive Power
                                    9,000(2)
                                    ------------------------------------------
                          10.       Shared Dispositive Power
                                    0
                                    ------------------------------------------

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         9,000
-----------------------------------------------------------------------------

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares  [ ]
----------------------------------------------------------------------------

13.      Percent of Class Represented By Amount In Row (11)
         0.1%
----------------------------------------------------------------------------

14.      Type Of Reporting Person(1)
         Individual - IN
----------------------------------------------------------------------------

CUSIP NO. 68417-60-0
------------------------------------------------------------------------------


1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Fulcrum Growth Partners, L.L.C.
         I.R.S. Identification No. 47-0819413

-------------------------------------------------------------------------------


2.       Check the Appropriate Box if a Member of A Group(1)        (a)   [X]
                                                                    (b)   [ ]
------------------------------------------------------------------------------

3.       SEC Use Only
------------------------------------------------------------------------------

4.       Source of Funds*        OO
------------------------------------------------------------------------------

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e)        [    ]
------------------------------------------------------------------------------

6.       Citizenship Or Place of Organization
         Delaware
------------------------------------------------------------------------------

                           7.       Sole Voting Power
Number Of                           0(2)
Shares                              ------------------------------------------
Beneficially               8.       Shared Voting Power
Owned By                            0(2)
Each Reporting                      ------------------------------------------
Person With                9.       Sole Dispositive Power
                                    0(2)
                                    ------------------------------------------
                          10.       Shared Dispositive Power
                                    0(2)
                                    ------------------------------------------

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0
------------------------------------------------------------------------------

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares   [ ]
------------------------------------------------------------------------------

13.      Percent of Class Represented By Amount In Row (11)
         0.0%
------------------------------------------------------------------------------

14.      Type Of Reporting Person(1)
         Partnership - PN
------------------------------------------------------------------------------

      (1) This is Amendment No. 1 to the Schedule 13D previously filed by McCarthy Group, Inc. dated March 21, 1996 in order to announce a change in investment purpose and to serve as the initial Schedule 13D for the new Reporting Persons. In addition, as this Amendment is the first electronic amendment to the Schedule 13D, this Amendment shall restate the entire text of the Schedule 13D.

      (2) McCarthy Group, Inc. has indirect beneficial ownership of 78,702 shares of Common Stock of the Issuer owned by McCarthy & Co., a wholly owned subsidiary, 4,080 shares of the Common Stock held by the McCarthy & Co. 401(k) Plan, and 800 shares as to which McCarthy Group Asset Management, Inc., a wholly-owned subsidiary, has discretionary authority as to disposition and voting of the shares. Michael R. McCarthy, the Chairman of McCarthy Group, Inc., has stock options currently exercisable or exercisable within the next 60 days for 9,000 shares of the Common Stock of the Issuer. Fulcrum Growth Partners, L.L.C. currently owns no shares of the Common Stock but may acquire shares in the future as described in Item 3 below. McCarthy Group, Inc., Michael R. McCarthy and Fulcrum Growth Partners, L.L.C. are sometimes hereinafter referred to as the "Reporting Persons".

Item 1.     Security and Issuer.

            Issuer:           Acceptance Insurance Companies, Inc.
                              222 South 15th Street
                              Suite 600 North
                              Omaha, Nebraska 68102

            Security:         Common Stock, $0.40 par value per share
                              CUSIP No. 68417-60-0

Item 2.     Identity and Background.

         McCarthy Group, Inc. ("MGI") is a Nebraska corporation with its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. MGI's principal business is investment and merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc., investment banking and investment management. The executive officers and directors of MGI are as follows:


------------------------------------------------------------------------------
        Name and Address                Occupation                Citizenship
        ----------------                ----------                -----------
------------------------------------------------------------------------------
Michael R. McCarthy                    Director and                   U.S.
1125 S. 103rd St., Suite 450           Chairman of MGI
Omaha, NE  68124
------------------------------------------------------------------------------
Richard L. Jarvis                      Director, Vice                 U.S.
1125 S. 103rd St., Suite 450           President,
Omaha, NE  68124                       Secretary and
                                       Treasurer of MGI
------------------------------------------------------------------------------
John T. Reed                           Director and                   U.S.
1125 S. 103rd St., Suite 450           President of MGI
Omaha, NE  68124
------------------------------------------------------------------------------



------------------------------------------------------------------------------
John Gottschalk                        Director of MGI           U.S.
World-Herald Square                    and President and
1334 Dodge Street                      CEO of Omaha
Omaha, NE  68102                       World-Herald Company
------------------------------------------------------------------------------
Robert D. Bates                        Director of MGI           U.S.
8801 Indian Hills Drive                and Chairman of
Omaha, NE  68114                       the Board,
                                       President and
                                       CEO of Guarantee
                                       Life Insurance Co.
------------------------------------------------------------------------------
Gerald H. Timmerman                    Director of MGI           U.S.
Box 367                                and President of
Springfield, NE  68059                 Timmerman & Sons
                                       Feeding Company
------------------------------------------------------------------------------

         Michael R. McCarthy's business address is 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. His present principal occupation and employment is as Chairman of MGI. The name, principal business and address of MGI is set forth above. Mr. McCarthy is a citizen of the United States.

         Fulcrum Growth Partners, L.L.C. ("Fulcrum") is a Delaware limited liability company with its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. Fulcrum's principal business is to engage in any activity and/or business for which limited liability companies may be formed under the Delaware Limited Liability Company Act. MGI owns 20% of Fulcrum and has complete and exclusive discretion and authority in the management and control of its business and affairs as Fulcrum's Managing Member.

         During the last five years, none of the Reporting Persons nor (as applicable) their respective officers, directors or controlling persons has been involved in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the foregoing been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.  Source and Amount of Funds or Other Consideration.

         MGI has not completed any additional purchases of Common Stock of the Issuer since the filing of its original Schedule 13D.

         In early 1996, MGI conducted a private offering to accredited investors pursuant to Regulation D and Rule 506 and a Confidential Offering Memorandum dated January 22, 1996 (the "Offering"). In addition to seeking cash subscriptions, in exchange for common stock of MGI, MGI offered to exchange shares of Common Stock of the Issuer valued at $14.625 per share as of March 14, 1996. The common stock of MGI was valued at $25.00 per share. At the initial closing of the Offering on March 15, 1996, MGI directly acquired, through the exchange with investors, 726,301 shares of Common Stock of the Issuer and issued approximately 408,534 shares of common stock of MGI as consideration. MGI used funds acquired by it in the Offering of its common stock to pay off $413,461 in margin debt secured by the Issuer's Common Stock exchanged by certain investors.

         Michael R. McCarthy has acquired stock options that are currently exercisable or will be exercisable within the next 60 days for 9,000 shares of Common Stock of the Issuer. Such stock options were all issued to Mr. McCarthy in connection with his services to the Issuer as a Director.

         It is possible that additional purchases of Common Stock of the Issuer may be made by Fulcrum Growth Partners, L.L.C., a Delaware limited liability company (herein, "Fulcrum"). MGI owns a 20% interest in Fulcrum and serves as the Managing Member of Fulcrum. As the Managing Member, MGI has complete and exclusive discretion and authority in the management and control of the business and affairs of Fulcrum. The source of consideration to be used by Fulcrum to purchase additional shares of Common Stock of the Issuer would be through capital contributions of its members. MGI may fund its capital contribution with working capital and through an operating line of credit with U.S. Bank.

Item 4.  Purpose of Transaction.

         MGI originally acquired the Common Stock in the Issuer for investment to consolidate existing investments held by MGI and its investment partners. This consolidation was accomplished by exchanging common stock of MGI for outstanding securities in eight corporations or partnerships, including the Issuer.

         On December 15, 1999, the Issuer announced that it was undertaking a corporate restructuring in order to improve its financial and operating performance. As a part of the restructuring, Mr. McCarthy was appointed to the position of Chairman of the Board of Issuer. On January 27, 2000, Mr. McCarthy was granted options by Issuer to purchase 200,000 shares of Common Stock as consideration for his services as Chairman, subject to shareholder approval at a meeting scheduled for May 2000.

         In late December, Mr. McCarthy proposed for consideration by a special committee of the Board (excluding Mr. McCarthy and certain directors affiliated with other major shareholders) an offer of MGI to advance $20 million to $40 million of additional capital to Issuer in the form of subordinated notes with warrants for equity. The directors representing another major shareholder indicated that such shareholder was willing to participate in the proposal. The special committee decided that there was no immediate need to accept the proposal, but recommended that the Board continue to review the capital requirements of Issuer as its business is restructured. It is possible that MGI may make another proposal to contribute capital to Issuer in the future.

         It is also possible that, in his capacity as Chairman of the Board and a director of Issuer, Mr. McCarthy may recommend changes to the current composition of the Board or the appointment of additional directors. Mr. McCarthy may further recommend the adoption of additional plans or proposals which may relate to or would result in one or more of the actions described in subsections (a) through (j) of this Item 4, such as additional changes to Issuer's organizational structure.

         Each of the Reporting Persons intends to monitor the affairs of the Issuer closely and to periodically review its/his investment in the Issuer's securities. Depending on the results of such monitoring and reviews and other facts and circumstances then existing, including market conditions, it is possible that in the future one or more of the Reporting Persons, in open market transactions, in private transactions, through the exercise of options, or otherwise, may acquire Common Stock or other Issuer securities. If any acquisition subsequently is undertaken by any of the Reporting Persons, such acquisition may be undertaken with a view to acquiring a greater interest (possibly even a majority interest) in the Issuer and a commensurately greater voice in the affairs of the Issuer. Each of the Reporting Persons may also dispose of all or a portion of the Common Stock or other Issuer securities it/he now owns or may hereafter acquire if it/he deems it to be in its/his financial best interests.

         If any of the Reporting Persons decide to purchase additional shares of Common Stock of Issuer, the Reporting Person may decide to make the requisite filings under applicable insurance laws which will permit, but not obligate, the Reporting Person to acquire in excess of 10% of the outstanding shares of Common Stock of Issuer. No such purchases to acquire such ownership shall occur without all requisite regulatory approvals.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

a. MGI beneficially owns, and has sole voting and dispositive powers over, 742,628 shares of Common Stock, or 5.2% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

         Michael R. McCarthy owns options currently exercisable or exercisable within the next 60 days for shares of Common Stock of the Issuer. If such options are exercised, Mr. McCarthy will beneficially own, and have sole voting and dispositive powers over, 9000 shares of Common Stock, or 0.1% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

         Fulcrum does not presently own or have voting or dispositive powers over any securities of the Issuer, including without limitation its Common Stock.

b. McCarthy Group Asset Management, Inc. ("MGAM") holds 800 shares of Common Stock of the Issuer in a discretionary investment account representing approximately .006% of the Common Stock outstanding. MGI indirectly owns, through McCarthy & Co. and the McCarthy & Co. 401(k) Plan, 82,782 shares of Common Stock of the Issuer, representing approximately .6% of the Common Stock outstanding. Accordingly, MGI possesses shared power to vote and shared power to dispose of 83,582 shares of Common Stock of the Issuer. MGI has the sole power to vote and the sole power to dispose of 742,628 shares of Common Stock of the Issuer.

         The following information is provided with respect to the entities with whom MGI shares the power to vote or dispose of the Common Stock of the
         Issuer:

         McCarthy & Co. ("MCC") is a Nebraska corporation with its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. MCC's principal business is investment banking and investment management. The executive officers and directors of MCC are as follows:

------------------------------------------------------------------------------
        Name and Address                Occupation                Citizenship
        ----------------                ----------                -----------
------------------------------------------------------------------------------
John T. Reed                           Director and                   U.S.
1125 S. 103rd St., Suite 450           Chairman of MCC
Omaha, NE  68124
------------------------------------------------------------------------------
Michael R. McCarthy                    Director of MCC                U.S.
1125 S. 103rd St., Suite 450
Omaha, NE  68124
------------------------------------------------------------------------------
Scott A. Schmidt                       Director and                   U.S.
1125 S. 103rd St., Suite 450           President of MCC
Omaha, NE  68124
------------------------------------------------------------------------------
Richard L. Jarvis                      Secretary and                  U.S.
1125 S. 103rd St., Suite 450           Treasurer of MCC
Omaha, NE  68124
------------------------------------------------------------------------------

McCarthy Group Asset Management, Inc. ("MGAM") is a Nebraska corporation with its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. MGAM's principal business is investment management. The executive officers and directors of MGAM are as follows:

------------------------------------------------------------------------------
        Name and Address                Occupation                Citizenship
        ----------------                ----------                -----------
------------------------------------------------------------------------------
Michael R. McCarthy                    Director and                   U.S.
1125 S. 103rd St., Suite 450           Chairman of
Omaha, NE  68124                       MGAM
------------------------------------------------------------------------------
Richard L. Jarvis                      Director and                   U.S.
1125 S. 103rd St., Suite 450           President of
Omaha, NE  68124                       MGAM
------------------------------------------------------------------------------

------------------------------------------------------------------------------
John T. Reed                          Secretary and                  U.S.
1125 S. 103rd St., Suite 450          Treasurer of
Omaha, NE  68124                      MGAM
------------------------------------------------------------------------------

      The McCarthy & Co. 401(k) plan (the "Plan") is organized under the Internal Revenue Code of 1986, as amended. Its trustees are Michael R. McCarthy and Richard L. Jarvis, and it has its principal place of business and principal office at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. The Plan's principal business is to hold and invest tax-deferred funds of qualifying employees of McCarthy & Co. and its affiliates.

      See Item 2 above for the relevant information regarding Michael R. McCarthy. Richard L. Jarvis' business address is 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. His present principal occupation is President of MGAM. Mr. Jarvis is a citizen of the United States.

      During the last five years, none of MCC, MGAM, the Plan, Mr. McCarthy, Mr. Jarvis or (as applicable) their respective officers or directors has been involved in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person or entity been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Michael R. McCarthy owns options currently exercisable or exercisable within the next 60 days for 9,000 shares of Common Stock of the Issuer. Upon the exercise of any or all of such options, Mr. McCarthy will have the sole power to vote and the sole power to dispose of the underlying Common Stock.

      Fulcrum does not presently own or have sole or shared voting or dispositive power over any securities of the Issuer, including without limitation its Common Stock.

c. None of the persons or entities named in paragraph (a) of this Item 5 has engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

d. See response to Item 5b. above. MGI also entered into an agreement for an operating line of credit with U.S. Bank on December 30, 1999 ("Loan Agreement"). In connection with the execution of the Loan Agreement, MGI and U.S. Bank entered into a Security Agreement-Collateral Pledge Agreement ("Pledge Agreement") pursuant to which MGI granted U.S. Bank a security interest in the 742,628 shares of Issuer's Common Stock over which it has sole voting and dispositive powers (see Item 5a. above), as well as in all present and future proceeds, increases and income derived therefrom ("Collateral"). The Pledge Agreement grants U.S. Bank the right to receive all income and proceeds from the Collateral and to add it to the existing Collateral, and requires MGI to deliver all such income and proceeds to U.S. Bank.

e.    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         MGI entered into an Investment Services Agreement with MCC on March 15, 1996, whereby MCC, for a fee, has agreed to use its best efforts and provide services to seek out and recommend to the Board of Directors of MGI suitable investments in accord with the investment objectives and the investment attributes outlined by MGI. The Investment Services Agreement was assigned to MGAM in 1999. Any ultimate decision to vote the Common Stock of the Issuer, to buy additional shares, or to sell shares, remains with the Board of Directors of MGI.

         MGI entered into an agreement for an operating line of credit with U.S. Bank on December 30, 1999 ("Loan Agreement"). MGI has not borrowed under the line of credit for purposes of acquiring securities of the Issuer as of the date hereof. In the event that Fulcrum purchased additional Common Stock of the Issuer, it would obtain funds to do so from capital contributions of its members. MGI may obtain its capital contribution partly from working capital and partly through the line of credit. Concurrently with the execution of the Loan Agreement, MGI and U.S. Bank entered into a Security Agreement-Collateral Pledge Agreement ("Pledge Agreement") pursuant to which MGI granted U.S. Bank a security interest in the 742,628 shares of Issuer's Common Stock over which MGI has sole voting and dispositive powers (see Item 5a. above), as well as in all present and future proceeds, increases and income derived therefrom ("Collateral"). The Loan Agreement and Pledge Agreement contain standard default terms. If any event of default occurs, U.S. Bank may enforce its security interest in the Collateral and exercise all rights therein which are normally incident to the ownership of securities, including the rights to retain it or to sell it. No event of default has occurred as of the date hereof. MGI may sell part or all of the Collateral so long as no event of default would result therefrom, each sale is at arm's-length and MGI receives at least the fair market value of the Collateral.

         In consideration for Mr. McCarthy's assuming the position of Chairman of the Board of Issuer, Issuer granted Mr. McCarthy options to purchase 200,000 shares of Common Stock. The granting of these options is conditioned upon approval by the Issuer's shareholders at a meeting scheduled for May 2000.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any of them and any other person with respect to any securities of the Issuer, including (but not limited to) transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses, or the giving or withholding of proxies, nor are any securities reported herein pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment powers over such securities.

Item 7.           Material Filed as Exhibits.


Exhibit
  No.                               Description
--------                            -----------
1                          Joint Filing Agreement and Power of Attorney

2                          Letter confirming Option Arrangement between
                           Mr. McCarthy and Issuer

                              SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth on this statement is true, correct and complete.

                                    McCARTHY GROUP, INC., a Nebraska corporation

Date: February 18, 2000             By:  /s/ MICHAEL R. McCARTHY
                                       ------------------------------
                                       Michael R. McCarthy, Chairman

                                         /s/ MICHAEL R. McCARTHY
                                       ------------------------------
                                             Michael R. McCarthy

                                    FULCRUM GROWTH PARTNERS, L.L.C., a Delaware limited liability company

                                    By:      McCARTHY GROUP, INC., a Nebraska
                                             corporation, Managing Member

                                             By: /s/ MICHAEL R. McCARTHY
                                             ------------------------------
                                              Michael R. McCarthy, Chairman